UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number: 001- 37871

Gridsum Holding Inc.

Jade Palace Hotel Office Building, 8th Floor

76 Zhichun Road,

Haidian District, Beijing 100086

People’s Republic of China

(86-10) 8261-9988

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On March 15, 2017, the board of directors of the registrant adopted amendments to the registrant’s 2014 Stock Option Plan (the “Stock Option Plan”) and 2016 Equity Incentive Plan (the “Equity Incentive Plan”). The Stock Option Plan as amended is filed as Exhibit 99.1 to this report. The Equity Incentive Plan as amended is filed as Exhibit 99.2 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gridsum Holding Inc.

By:	/s/ Michael Peng Zhang
Name:	Michael Peng Zhang
Title:	Chief Financial Officer

Date: March 17, 2017

Exhibit Index

Exhibit 99.1 —Gridsum Holding Inc. Stock Option Plan

Exhibit 99.2 —Gridsum Holding Inc. Equity Incentive Plan

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